

February 23, 2011

Mr. Yongzhi Jiang
Joint Company Secretary
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 23, 2010**
> **File No. 1-14966**

Dear Mr. Jiang:

We have reviewed your letter dated October 26, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Operating Hazards and Uninsured Risks, page 40

1.   We note your response to comment seven in our letter dated September 17, 2010, and we reissue the comment in relevant part. Please provide on a supplemental basis the applicable deductibles and policy limits related to your insurance coverage. Also, provide more information about the resources allocated to your oil spill emergency response handling bases and Oil Spill Response Limited.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact John Lucas at (202) 551-5798 or, in his absence, Alexandra Ledbetter, at (202) 551-3317 with any questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director